                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Funds
      and
the Securities and Exchange Commission:

RE: UMB Scout Funds
    Form N-17f-2
    File Number 811-09813

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund) (the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, with respect to securities of UMB SCOUT FUNDS, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Trust and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                        /s/ BKD, LLP

Kansas City, Missouri
August 31, 2004

                             Washington, D.C. 20549
                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:
      811-09813                                      June 30, 2004

2. State Identification Number:

AL 27543,          AK 60038536,        AZ 26608,        AR 60000108,            CA *                CO IC-2000-18-580
   25685,             60038241,           26609,           60000110,
   27544,             02 04267,           31137,           60000111,
   29702,             60038537            8465             60000109

CT 1007101,        DE 29956,           DC 60012789,     FL *                    GA SC-40734         HI *
   1007102,           29957,              60012607,
   1015707,           8681,               60012563,
   214195             32282               60012561

ID 52167,          IL 60000033         IN 00-0346IC     IA I-46968,             KS 2000S0001251,    KY M34790
   52168,                                                  I-46969,                2000S0001252,
   54333,                                                  I-51262,                2001S0001629,
   48844                                                   I-26193                 87S0001009

LA 89367           ME MFN211224,       MD SM20000901,   MA 03036838,            MI 922499,          MN R-42778.1
                      MFN200609,          SM20000900,      03036839,               922501,
                      MFN 214176          SM20011626,      03036840,               928372,
                      MFN211223           SM19980021       03036841                935635

MS 60000938,       MO 2000-00609       MT 43387,        NE 40258,               NV *                NH *
   60000937,                              43388,           40259,
   MF-01-06-195,                          46780,           43447,
   MF-98-01-001                           28405            22604

NJ MF-0645         NM 1816,            NY S29-43-00,    NC *                    ND AB353,           OH 37103
                      5724,               S29-78-92,                               AB354,
                      1817,               S27-53-23,                               AF300,
                      6819                S29-44-94                                U560

OK SE-2084908,     OR 2001-1464        PA 00-03-120MF   RI *                    SC MF-12955,        SD 21867,
   SE-2084909,                                                                     MF-12956,           21868,
   SE-2077782,                                                                     MF-14031,           25670,
   SE-2077781                                                                      MF-14035            9889

TN RM03-1989       TX C62240-000-04    UT 006-6364-13   VT 3/31/00-05,          VA 118050           WA 60026259,
                      C66910-000-02                        3/31/00-06,                                 60026258,
                      C39435-008-13                        6/29/01-10,                                 60030517,
                      C62241-000-04                        1/16/98-23                                  60019806

WV MF37974,        WI 386282-03,       WY 21645         PUERTO RICO S-22921,
   MF37975,           386358-03,                                    S-22922,
   MF42556,           413904-03,                                    S-25030
   MF24145            341392-03

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers
      Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Funds (the "Trust") (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2004 and from April 30, 2004 through June 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 and from April 30, 2004 through June 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT FUNDS

By    /s/ Larry Schmidt
   ---------------------------------------
      Larry Schmidt, Senior Vice President